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Illinova Corporation and, Dynegy Inc., Docket No. EC99-99-000



ORDER APPROVING MERGER

                          (Issued November 10, 1999)


Before Commissioners: James J. Hoecker, Chairman; Vicky A. Bailey, William L. Massey, Linda Breathitt, and Curt Hebert, Jr.


I. Introduction

  On July 23, 1999, as completed on September 13, 1999, Illinova Corporation (Illinova), an Illinois corporation, and Dynegy, Inc. (Dynegy) (collectively, Applicants), filed a joint application under Section 203 of the Federal Power Act (FPA) n1 requesting Commission approval of a series of transactions (collectively, the Proposed Merger) culminating with Energy Convergence Holding Company (Newco) acquiring Illinova and Dynegy and their respective public utility subsidiaries. We will approve the Proposed Merger as consistent with the public interest.

II. Background

  A. The Parties to the Merger

  1. Illinova Corporation and Relevant Subsidiaries

  Illinova is an Illinois corporation and a public utility holding company exempt from registration under section 3(a)(1) of the Public Utility Holding Company Act of 1935 (PUHCA). n2 According to the application, Illinova does not directly own, operate, or control any facilities used for the generation, transmission, and distribution of electric energy and power in interstate commerce. Illinova wholly owns three public utility subsidiaries, each of which is described below.

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  n1 16 U.S.C. (S) 824b (1994).

  n2 15 U.S.C. (S) 79c(a)(1) (1994).


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  a. Illinois Power Company

  Illinois Power Company (Illinois Power) is an electric and natural gas public utility operating company that owns electric generation, n3 transmission, and distribution facilities and natural gas distribution facilities located in Illinois. Illinois Power provides retail electric service to approximately 570,000 customers and retail natural gas service to 400,000 customers located throughout portions of northern, central, and southern Illinois. Illinois Power's retail operations are subject to the jurisdiction of the Illinois Commerce Commission (Illinois Commission). Applicants state that Illinois Power has no natural gas facilities subject to the Commission's jurisdiction under the Natural Gas Act (NGA).

  Currently, Illinois Power wholly owns eight fossil-fired generating facilities located throughout Illinois with an aggregate capacity of approximately 3,812 megawatts (MW). Illinois Power also owns a 50 percent interest in three combustion turbines with a combined net capacity of 5.25 MW located in Bloomington, Illinois. n4 In addition to its fossil generation, Illinois Power wholly owns a 930 MW nuclear generation facility located near Clinton, Illinois (Clinton Nuclear Unit). n5 Finally, Illinois Power owns approximately 2,829 miles of transmission facilities with ratings from 69 to 345 kilovolts.

  b. Illinova Generating Company

  Illinova Generating Company (Illinova Generating) indirectly owns equity interests in a number of generation facilities and marketing companies located in North America, Europe, Latin America, and Asia. In addition, Illinova Generating wholly owns North American Energy Services Company, a company which supplies operations, maintenance, and support services to the independent power generation industry.

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  n3 By an order dated December 26, 1995, the Commission granted Illinois Power authorization to transact wholesale sales of electric energy at market-based rates. See Illinois Power Co., 73 FERC P61,371 (1995).

  n4 On June 29, 1999, in Docket No. EC99-90-000, Illinois Power, Illinova Power Marketing, Inc. (Illinova Marketing), and Illinova jointly requested Commission authorization pursuant to Section 203 of the FPA for Illinois Power to divest all of its fossil-fired generation assets by transferring those assets to Illinova Marketing, a newly-formed subsidiary of Illinova that will generate and market electric energy at wholesale. Applicants state that at the outset, Illinova Marketing's primary responsibility will be to continue to meet the electric supply needs of Illinois Power's customers through a proposed long-term purchase power agreement (PPA). Illinova Marketing filed the PPA in Docket No. ER99-3208-000. The Commission subsequently approved the proposed divestiture and accepted the PPA by letter orders dated September 10, 1999, and August 24, 1999, respectively. See Illinois Power Co., 88 FERC P62,229 (1999); Illinova Power Marketing, Inc., 88 FERC P61,129 (1999).

  n5 On August 9, 1999, in Docket No. EC99-104-000, Illinois Power and AmerGen Energy Company, L.L.C. (AmerGen Energy) filed a joint application under Section 203 of the FPA requesting Commission authorization for the sale by Illinois Power of jurisdictional facilities associated with its 930 MW Clinton nuclear power station to AmerGen Energy. That application will be addressed by the Commission in a separate order.




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  c. Illinova Energy Partners, Inc.

  Illinova Energy Partners, Inc. (Illinova Energy) is engaged in the brokering and marketing of electric energy and power, n6 natural gas, and other energy commodities. Illinova Energy owns a 100 percent interest in Energy Dynamics Inc., a natural gas marketer that serves large-volume commercial and industrial natural gas users located in the Chicago area. Illinova Energy also owns a 50 percent interest in Tenaska Marketing Ventures, which focuses on natural gas marketing in the Midwestern United States, as well as a 51 percent interest in EMC Gas Transmission Company, a retail gas marketer operating in Michigan.


  2. Dynegy, Inc., and Relevant Subsidiaries

  Dynegy, a Delaware corporation, is a holding company that, through subsidiaries, is primarily engaged in the wholesale marketing of natural gas, electricity, coal, natural gas liquids (NGLs), crude oil, liquid petroleum gas
(LPG), and related energy services. Dynegy also owns interest in a number of power generation facilities. Dynegy is principally owned by three entities: BG Holdings, Inc. (BG Holdings), Chevron U.S.A., Inc. (Chevron), and NOVA Gas Services (U.S.), Inc. (NOVA), which each own approximately 26 percent of Dynegy's issued and outstanding stock. In addition, Chevron owns approximately eight million shares of Dynegy preferred stock. Ten percent of Dynegy's common stock is held by senior management, and the remaining shares are publicly traded on the New York Stock Exchange (NYSE).

  a. Wholesale Gas and Power

  Dynegy wholly owns three energy marketing subsidiaries: (1) Dynegy Marketing and Trade, which is engaged in the marketing and trading of natural gas, coal, NGLs, crude oil, and petroleum liquid and gas, and which also controls the domestic marketing of natural gas for certain Chevron subsidiaries; (2) Electric Clearinghouse, Inc. (Electric Clearinghouse), which is engaged in the marketing of electric energy and power n7 and other energy commodities at wholesale throughout North America; and (3) Dynegy Power Services, Inc. (Dynegy Power), which is engaged in the brokering and marketing of electric energy, n8 natural gas, and other energy commodities at wholesale and retail throughout North America.

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  n6 By an order dated May 18, 1995, the Commission granted Illinova Energy authorization to transact wholesale sales of electric energy at market-based rates. See Illinois Power Co., 71 FERC P61,172 (1995).

  n7 By an unpublished Letter Order dated April 7, 1994, in Docket No. ER94-968-000, the Commission granted Electric Clearinghouse authorization to transact wholesale sales of electric energy at market-based rates. On June 21, 1999, in Docket No. ER99-3322-000, Electric Clearinghouse and Illinois Power jointly filed amendments to their respective market-based rate tariffs for the purpose of allowing them to sell energy and power to one another as affiliates, as well as a proposed Code of Conduct in order to account for their post-merger affiliate relationship. The Commission accepted the filing in Docket No. ER99-3322-000 by an unpublished Letter Order dated September 10, 1999.

  n8 By an unpublished Letter Order dated January 20, 1995, in Docket No. ER94-1612-000, the Commission granted Dynegy Power authorization to transact wholesale sales of electric energy and power at market-based rates. Applicants indicate that Dynegy Power is engaged almost exclusively in power marketing activities in Texas and California, and neither sells nor markets power to Illinois Power or its affiliates. Applicants also state that Dynegy Power commits not to engage in any power marketing transactions with the Illinova parties. Application at 9, n.15.

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  Furthermore, Dynegy, through intermediate subsidiaries, indirectly owns interests in 24 generating facilities (totaling 5,732 MW) of which all are either qualifying facilities (QFs) or Exempt Wholesale Generators (EWGs) located throughout North America (primarily in Texas and California) and interests in six generating facilities (totaling 2,684 MW) to be constructed in Arizona, Louisiana, Georgia, Kentucky and North Carolina. n9 Applicants state that in several instances, Dynegy's combined ownership interest with other public utility owners in certain qualifying QFs may exceed 50 percent.
Applicants also state that prior to closing of the Proposed Merger, Dynegy will take such action with regard to these QFs as is necessary to continue to comply with the requirements of the Commission's regulations implementing the Public Utility Regulatory Policies Act of 1978 or the Energy Policy Act of 1992.

  b. Natural Gas, NGLs, and Crude Oil Assets

  Dynegy owns either direct or indirect interests in the following: (1) natural gas gathering and processing facilities located in Kansas, Oklahoma, Texas, Louisiana, Arkansas, Wyoming and offshore Louisiana in the Gulf of Mexico, as well as the province of Alberta, Canada; n10 (2) intrastate natural gas transportation facilities located in Kansas and Oklahoma; (3) an open access natural gas transportation facility primarily located in Oklahoma; (4) an open access natural gas transportation facility primarily located at offshore Louisiana in the Gulf of Mexico; (5) crude oil transportation facilities located in Oklahoma and Texas; (6) a dual-phase crude oil and NGL transportation facility located in Louisiana; (7) NGL transportation facilities located in Louisiana, Texas, Utah, and Wyoming; (8) an LPG transportation facility primarily located in Texas; (9) NGL fractionation (processing) plants located in Texas and Louisiana; (10) NGL storage and terminal facilities located in Louisiana, Texas, Mississippi, Kentucky, and Florida; and (11) lessee rights to a coal gasification plant located in Indiana.

  B. Description of the Proposed Merger

  The Proposed Merger will be implemented in accordance with an Agreement and Plan of Merger dated June 14, 1999 (Plan of Merger). n11 The Proposed Merger will take place through a series of transactions culminating with Newco's acquisition of the entire equity interest in Illinova and Dynegy and their respective public utility subsidiaries. In connection with the Proposed
Merger, Illinova has created Newco as an Illinois corporation. Newco, in turn, has formed two wholly-owned subsidiaries, Energy Convergence Acquisition Company (Energy Acquisition), an Illinois corporation, and Dynegy Acquisition Company (Dynegy Acquisition), a Delaware corporation.

  The Proposed Merger will be accomplished by two concurrent mergers. In the first merger, Energy Acquisition will be merged with and into Illinova, with Illinova as the surviving corporation (Illinova Merger). Each outstanding share of Illinova common stock will be converted into one share of Newco Class A common stock. Concurrent, with the

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  n9 Application at Attachment 2.

  n10 According to the application, Dynegy's processing facilities are not subject to the Commission's jurisdiction under the NGA.

  n11 Application at Exhibit H.



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Illinova Merger, Dynegy Acquisition will be merged with and into Dynegy, with
Dynegy as the surviving corporation (Dynegy Merger). As noted below, with the exception of BG Holdings, Chevron, and NOVA, each outstanding share of Dynegy common stock will be converted into either $16.50 in cash (subject to a cap on the total cash that may be received in the aggregate by Dynegy shareholders) or 0.69 shares of Newco Class A common stock (with fractional shares to be cashed out). At the effective time of the Proposed Merger, Energy Acquisition and Dynegy Acquisition will cease to exist as corporate entities.

  Upon consummation of the Proposed Merger, Newco will continue its existence as a corporation under Illinois Law n12 and will directly own all of the issued and outstanding capital stock of Illinova and directly and indirectly own all of the issued and outstanding capital stock of Dynegy. Accordingly, Illinova and Dynegy will be wholly-owned subsidiaries of Newco. Illinova and Dynegy will continue to own all of their pre-merger assets and be liable for all of their respective liabilities. Illinova's debt and Dynegy's debt will remain the obligation of Illinova and Dynegy, respectively.

  Newco and British Gas Atlantic Holdings BV (BG Atlantic), a Netherlands corporation and direct corporate parent of BG Holdings, have entered into a Stock Purchase Agreement (BG Stock Purchase Agreement) pursuant to which Newco will purchase 100 percent of the issued and outstanding shares of BG Holdings from BG Atlantic in exchange for a combination of cash and Series A Convertible Preferred Stock (Preferred Stock). Under the BG Stock Purchase Agreement, BG Atlantic will receive the same amount in a combination of cash and Preferred Stock in consideration for the capital stock of BG Holdings as BG Holdings would have received in the Proposed Merger by virtue of its ownership shares of Dynegy common stock. Upon the consummation of the Proposed Merger, and depending on actual stockholder elections, BG Atlantic will own a 3.5 percent to 5 percent equity interest in Newco.

  Newco and Chevron have entered into a Subscription Agreement pursuant to which Chevron will purchase a minimum of $200 million and a maximum of $240 million of Newco Class B common stock (Class B Shares) concurrent with the closing of the Proposed Merger (Equity Investment). Additionally, pursuant to the Plan of Merger, Chevron will receive Newco Class B Shares in the Dynegy Merger (rather than Class A common stock) in exchange for Chevron's equity interest in Dynegy common and preferred stock. By virtue of its acquisition of Class B Shares in the Proposed Merger and the Equity Investment, Chevron will own a 28 percent to 29 percent equity interest in Newco. n13

  Pursuant to the terms of the Plan of Merger, NOVA will receive in the Dynegy Merger a combination of cash and Preferred Stock in exchange for its entire equity interest in Dynegy common stock. Upon consummation of the Proposed Merger, and depending on actual stockholder elections, NOVA will own a 3.5 percent to 5 percent equity interest in Newco.

  The remainder of Newco Class A common stock will be owned, in part, by Newco management, and the remaining shares not owned by Newco management will be publicly traded on the NYSE.

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  n12 According to the application, Newco will be renamed Dynegy Inc. upon consummation of the Proposed Merger.

  n13 According to the application, Chevron will have certain minority shareholder protection rights with respect to Newco, including the right to appoint three members to the Newco Board of Directors.

III. Notice of Filing and Interventions

  Notice of the Applicants' filing was published in the Federal Register, n14 with motions to intervene and protests due on or before September 21, 1999. The Illinois Municipal Electric Agency filed a timely motion to intervene in support of the merger. MidAmerican Energy Company, Natural Gas Pipeline Company of America, and Chevron U.S.A., Inc. each filed a timely motion to intervene raising no substantive issues.


IV. Discussion

  A. Procedural Matters

  Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. (S) 385.214 (1999), the timely, unopposed motions to intervene of the Illinois Municipal Electric Agency, MidAmerican Energy Company, Natural Gas Pipeline Company of America, and Chevron U.S.A., Inc. serve to make them parties to this proceeding.

  B. Standard of Review

  Section 203(a) of the FPA provides, in relevant part, as follows:

        No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so.

16 U.S.C. (S) 824b(a) (1994). Under Section 203(a), the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest." Id.

  In 1996, the Commission issued its Merger Policy Statement updating and clarifying its procedures, criteria and policies applicable to public utility mergers. n15 The Merger Policy Statement provides that the Commission will generally take account of three factors in analyzing proposed mergers: (a) the effect on competition; (b) the effect on rates; and (c) the effect on regulation.

  For the reasons discussed below, we find that Applicants' proposed merger, as conditioned below, is consistent with the public interest. Accordingly, we will approve the merger without further investigation.

  C. Effect on Competition

  1. Applicants' Analysis

  Applicants evaluate the horizontal and vertical competitive implications of the Proposed Merger. In regard to horizontal effects, Applicants identify non-firm energy and short-term capacity as the relevant product and use, among

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  n14 64 Fed. Reg. 49,936 (1999).

  n15 See Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC
P 31,044 at 30,117-18 (1996), order on reconsideration, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC P61,321 (1997) (Merger Policy Statement).

other measures, economic capacity as a proxy for a suppliers' ability to participate in the relevant product market. In their analysis of economic capacity, Applicants identify and define seven relevant geographic ("destination") markets using the approach described by Appendix A of the Merger Policy Statement. n16 Applicants' results show that pre- to post-merger increases in concentration in several highly concentrated relevant markets are negligible (e.g., 1,836 to 5,352 HHI with increases of 6 HHI or less). The results are higher in the moderately concentrated post-merger Illinois Power market (1,154 to 1,558 HHI with increases less than 45) and the highly concentrated LG&E markets (2,108 to 2,503 HHI with increases less than 23). n17 However, in no relevant market do pre- to post-merger increases in concentration exceed acceptable thresholds. Applicants conclude from their analysis that the Proposed Merger raises no market power concerns related to the horizontal aspects of consolidating generation.

  Applicants maintain that there are no vertical competitive concerns as to whether the merged company could use gas transportation facilities they own and/or control to raise their generation rivals' costs or to create entry barriers. Applicants explain that Dynegy holds some firm transportation rights on pipelines into the Midwest and its subsidiary Kansas Gas Supply serves, on an interruptible basis, two of Western Resources' generation plants (totaling 821 MW). n18 According to Applicants, these two plants are geographically remote (i.e., two wheels away) from the Illinois Power market and the full needs of the plants are met from an interstate pipeline connected to Western Resources. Therefore, Applicants state that "Western Resources generation is not competitively significant in the areas where Illinois Power generation is competitively significant." n19 Moreover, Applicants state that the upstream delivered gas market is "workably competitive" because there are a large number of interstate long-haul pipelines serving the Midwest markets and that potential entrants can locate new power plants that could be served by any of the region's pipelines. n20

  Stating that they have de minimis generation capacity in the downstream electricity market, the Applicants perform an abbreviated downstream market analysis to evaluate the vertical aspects of the Proposed Merger. Based on this limited analysis, Applicants conclude that the Proposed Merger raises no competitive concerns resulting from the vertical aspects of the consolidation.

  2. Discussion

  We find that the Proposed Merger poses no competitive concerns arising from the horizontal or vertical aspects of the consolidation. No intervenor protests or argues otherwise. We note that, as indicated by Applicants' analysis, the

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  n16 The seven markets are American Electric Power, CINergy, Commonwealth
Edison, Duke Power, Illinois Power, Louisville Gas & Electric and the Tennessee Valley Authority.

  n17 Applicants evaluate pre- to post-merger increases in market concentration under a number of different time periods and market prices. The time periods are summer peak, off-peak and super peak; winter peak and off-peak; and shoulder peak and off-peak. Market prices (taken from Power Markets Week) range from $28 in summer off-peak to $60 in summer super-peak.

  n18 Illinois Power delivers gas to competing generation totaling one MW in its own service territory. Application, Attachment 3 at 24.

  n19 Application, Attachment 3 at 28.

  n20 Application, Attachment 3 at 27.
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combination of Illinova's and Dynegy's ownership and/or control of generation does not increase concentration in the reasonably defined relevant markets so as to raise significant horizontal competitive concerns.

  In regard to vertical competitive issues, for a merger to adversely affect competition in downstream electricity markets, the merged firm must have the incentive and ability to affect prices or output in upstream delivered gas and downstream electricity markets (e.g., by raising rivals' costs) and those markets must be conducive to the exercise of market power. n21 We note that in this particular case, the data contained in the application indicates two considerations that ameliorate any competitive concern. First, there is insufficient "overlap" between relevant upstream delivered gas and downstream electricity markets (i.e., in which gas transportation facilities owned or controlled by the merged company serve competing generators) to raise significant competitive concerns. Second, the Proposed Merger does not enhance the merged company's incentive (i.e., it would not be profitable) to raise its rivals' costs because it has a relatively small share of the relevant downstream electricity markets. Given the particular facts and circumstances presented here, therefore, the Commission believes that the Proposed Merger raises no significant vertical competitive concerns.

  D. Effect of the Merger on Rates

  The Merger Policy Statement explains our concern that there be adequate ratepayer protection from adverse rate effects as a result of a merger. It describes various commitments that may be acceptable means of protecting ratepayers, such as hold harmless provisions, open seasons for wholesale customers, rate freezes, and rate reductions. n22

  According to the application, the Proposed Merger will have no adverse effect on rates. With respect to wholesale generation rates, Applicants state that all wholesale sales service provided by Dynegy's public utility subsidiaries and all wholesale sales service provided by Illinova's public utility subsidiaries (other than those specifically addressed below) consist of sales at negotiated rates made pursuant to Commission-approved market-based rate tariffs. Applicants also state that any rates for wholesale sales made through affiliates that own qualifying facilities will not be adversely affected by the Proposed Merger because Applicants have no ability to amend the rate terms of the governing contracts.

  Furthermore, Applicants assert that there will be no adverse impacts from the Proposed Merger on Illinois Power's wholesale customers. In support, Applicants indicate that Illinois Power currently does not provide traditional requirements service to any wholesale customer and it has no active wholesale rate schedules that contain wholesale fuel adjustment clauses. Applicants also indicate that Illinois Power provides non-market-based wholesale sales services to only two wholesale customers, n23 both of which Applicants commit that Illinois Power will hold harmless by agreeing not to pass merger-related costs through the respective agreements. n24

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  n21 San Diego Gas & Electric Company and Enova Energy, Inc., 79 FERC P61,372
at p. 62,561 (1997), reh'g denied, 83 FERC P61,199 (1998).

  n22 Merger Policy Statement, FERC Statutes and Regulations at pp. 30,123-24.

  n23 That service is provided to (1) Illinois Municipal Electric Agency (IMEC) under a pre-Order No. 888 Coordination and Interchange Contract between Illinois Power and IMEC (Illinois Power Rate Schedule FERC No.
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  Finally, with respect to wholesale transmission rates, Applicants note that
Dynegy does not own any transmission facilities other than those incident to its generation facilities and thus does not provide wholesale transmission service. Applicants also note that Illinois Power's transmission rates will be subject to review by the Commission since Illinois Power is a participant in the Midwest Independent Transmission System Operator (Midwest ISO) and since the Commission has, among other things, accepted the Midwest ISO's system-wide transmission tariff for filing and set certain features of that tariff for hearing. n25 In any event, Applicants commit that Illinois Power will hold its wholesale transmission customers harmless from any adverse rate effects resulting from the Proposed Merger and will not seek to pass through any merger-related costs in its jurisdictional transmission rates for a period of five years commencing on the closing date of the Proposed Merger. n26

  Intervenors raise no rate or ratepayer protection issues.

  Upon consideration of the above, we conclude that the Proposed Merger will not adversely affect rates.

  E. Effect on Regulation

  As explained in the Merger Policy Statement, the Commission's primary concern with the effect on regulation of a proposed merger involves possible changes in the Commission's jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission (SEC). We are also concerned with the effect on state regulation where a state does not have authority to act on a merger and the state raises concerns about the effect of the merger on regulation. n27

  According to the application, the Proposed Merger will have no adverse effect on regulation. With respect to Federal regulation, Applicants contend that upon consummation of the Proposed Merger, Illinois Power will continue to be subject to Commission jurisdiction under the FPA and that the Proposed Merger will not result in the creation of a registered holding company. n28 With respect to state regulation, Applicants observe that upon consummation of the Proposed Merger, Illinois Power will continue to be subject to the jurisdiction of the Illinois Commission with respect to the retail rates charged by Illinois Power either as a provider of electricity, as a provider of electric delivery services for unbundled retail electricity sales, and/or as a provider of natural gas sales and distribution service.

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122) and (2) Ameren Corporation under a Boundary Line Agreement between Illinois
Power and Union Electric Company (Illinois Power Rate Schedule FERC No. 88).

  n24 Application at 33-34.

  n25 Midwest Independent Transmission System Operator, Inc., 84 FERC P61,231
(1998).

  n26 Application at 37.

  n27 Merger Policy Statement, FERC Stats. & Regulations. at pp. 30,124-25.

  No intervenor raises any concerns regarding Federal or state regulation.

  Upon consideration of the above, we conclude that the Proposed Merger will not adversely affect regulation.

  F. Accounting Issues

  Applicants state that the Proposed Merger will take place at the holding company level, with no effect on account balances and financial statements of the jurisdictional utility, Illinois Power. For this reason, Applicants request a waiver of the requirement to file their accounting for the merger. Based on Applicants' assertion that Illinois Power's account balances and financial statements will not be affected by the merger and the understanding that Illinois Power will continue to maintain its accounts in accordance with the Commission's Uniform System of Accounts, we will grant the waiver of the requirement to file accounting related to the merger.

The Commission orders:

  (A) Applicants' proposed merger is hereby approved subject to the commitments discussed in the body of this order.

  (B) The request for waiver of the requirement to file accounting related to the merger is hereby granted.

  (C) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, services, accounts, valuation, estimates or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission.

  (D) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

  (E) The Commission retains authority under section 203(b) of the FPA to issue supplemental orders as appropriate.

  (F) Applicants shall notify the Commission that the merger has occurred within 10 days of the date the merger is consummated.

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  n28 In support of the latter contention, Applicants state that Newco will be formed as an Illinois corporation and will obtain an exemption from registration as a public utility holding company under section 3(a)(1) of PUHCA. Applicants also state that at a point in time subsequent to the Proposed Merger, Illinova's corporate existence will be extinguished and Illinois Power will become a direct, wholly-owned subsidiary of Newco.